Selina

INVESTOR PRESENTATION

April 1, 2024



Selina Florianopolis, Brasil

Forward-Looking Statements and Non-GAAP Information

Forward-Looking Statements

This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," "potential," or "continue," or the negatives of these terms or variations of them or similar terminology. In particular, statements in this presentation regarding our beliefs regarding our goals for our performance and financial results for the fiscal year ended December 31 2023, including revenue growth, achieving and sustaining positive adjusted EBITDA and operating cash flow, the efficiency of our business model, our expansion plans, our ability to leverage our brand to negotiate flexible lease terms and variable rental arrangements, our path to profitability, our ability to obtain additional funding, restructure liabilities or sell assets to maintain operations, improve our occupancy rate, reduce our overhead, our short and long term strategies. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; the failure to complete our anticipated equity financing; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings, including the recently commenced action to accelerate the remaining of our 6.0%senior convertible notes due 2026, due to our failure to pay interest on the notes when due; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis, such as the ongoing COVID-19 pandemic; and other risks and uncertainties described under the heading "Risk Factors" contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

Non-GAAP Information

This presentation refers to EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service or FCF, which are not prepared in accordance with the international financing reporting standards issued by the International Accounting Standards Board ("IFRS"). We believe that these non-IFRS financial measures provide useful information to investors about our business and financial performance, including the cash available for future investment activities, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in its financial and operational decision making. We are presenting these non-IFRS financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because management believes that these non-IFRS financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry. There are limitations related to the use of these non-IFRS financial measures and other companies may calculate non-IFRS financial measures differently or may use other measures to calculate their financial performance, and therefore, our non-IFRS financial measures may not be directly comparable to similarly titled measures of other companies. Thus, these non-IFRS financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to any measures derived in accordance with IFRS. Our investors and others are encouraged not to rely on any single financial measure, including EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service. EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. By applying IFRS 16, the impact of leases to our profit or loss statements is reflected as "depreciation expense on right-of-use assets" and "interest expense on lease liabilities" included within Finance Costs; the lease accounting does not impact EBITDA. Free Cash Flow before Debt Service is defined as Operating Cash Flow, minus (i) repayment of lease liabilities; and (ii) net cash used in investing activities; plus (iii) non-recurring public company readiness costs; and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures. Free Cash Flow before Debt Service does not include i) repayment of partner loans (including interest payments) and ii) proceeds or repayment of any other loans (including interest payments), convertible loans, or any capital raising costs. Our investors and others are also encouraged to review the related IFRS financial measures and the reconciliation of EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service to their most directly comparable IFRS financial measures.

Investment Highlights



We Have a Strong Brand and Differentiated Product Offering with a Significant Growth Opportunity

Led by a Seasoned Board and Reinforced Management Team

New Strategic Partner That Will Bring Substantial Value

Recently Completed a Capital Raise and Restructured Balance Sheet

On Clear Path to Profitability & Continuing With Asset Light Model

Investment Highlights



We Have a Strong Brand and Differentiated Product Offering with a Significant Growth Opportunity

Led by a Seasoned Board and Reinforced Management Team

New Strategic Partner That Will Bring Substantial Value

Recently Completed a Capital Raise and Restructured Balance Sheet

On Clear Path to Profitability & Continuing With Asset Light Model

Selina Over The Years

Hyper Growth Phase

- 1 location in 2014 to 81 in 2020
- Built platform in 24 countries
- Built strong brand equity
- Access to inexpensive capital
- Prioritized growth over profitability
- Invested in corp Infrastructure

2014 to 2020

Covid

Covid Impacted Years

- Focus shifted to cash preservation and adapting to Covid
- Very low occupancy through mid 2022
- Initial build up of payables and debt

2020 to 2022

Initial recovery while interest rates rose

NASDAQ Listing

- Began trading on October 27, 2022
- Market downturn due to interest rate environment led to significant shortfall of closing proceeds

Oct. 2022

2023 - 2024

Restructured Ops & Debt

- Paused hotel growth
- Expedited path to profitability
- Restructured balance sheet
- Implemented labor restructuring plan
- Exit underperforming properties
- New strategic investor (Osprey)
- Completing liability management

Osprey/GUS Strategic Partnership

Looking Ahead

2025+

- Positioned for profitability and to resume growth in 2025

First-Mover Advantage With Large White Space Supply

Significant Market Opportunity Created by a Growing Demand for Alternative Accommodation


Global Demand
$847bn[1]
Global Supply
18mm rooms[3]
Neglected demand
White Space Supply
41% Travel Spend From Millennials and Gen Z[2]
<3% Rooms Designed for Millennials and Gen Z[4]
= 38% Potential Underutilized Supply

1. Hotel And Other Travel Accommodation Global Market Report 2023 by The Business Research Company.
2. Calculated as $350bn Millennial and Gen Z travel spend (see note 1 for source) divided by Global Demand spend on travel of $847bn.
3. STR Global Reports as of 2023.
4. Selina estimate, which includes ~475K of boutique and soft brand hotel rooms.

Selina's Product Caters to the Needs of this Generation

Millennials & Gen Z travelers are looking for hospitality products that deliver experiences, co-working spaces, and ability to connect…


EXPERIENCE


SOCIALIZE


PLAY


STAY


EAT


WORK

…And Selina is one of the only global experiential hotel companies with tiered pricing levels and range of room types, obsessed with connecting guests to guests

We Are CONNECTING to Our Guests

60% + of our guests make a friend[1] when they visit a Selina, **enhancing experience** and satisfaction, especially considering the prevalent issue of **loneliness impacting this generation**.

Net Promoter Score (NPS) Benchmarking[2]


43%
37%
27%
27%
25%
19%
17%
17%
Selina
Radisson
HYATT
Hilton
airbnb
MARRIOTT
IHG
ACCOR

Selina's NPS is **~70% higher** than the median of global hotel companies (25 NPS); while the Selina brand is significantly younger[3]

Driving Guests to Seek Out Our Destinations, which in turn Drives **Growth in Our Direct Sales Channels**

Web and App + CRO % of Room Revenue


22%
24%
31%
32%
2020
2021
2022
2023


EXPERIENCES
CONNECT
OFF GRID
SELINAS NEARBAY

Percentage of direct bookings continue to increase as we continue to make improvements to the Selina Platform

1. Based on company survey conducted over 2023.
2. Source: Company data and Comparably.com. NPS for February 2024.
3. Calculated vs the hotel brands shown on this chart.

Investment Highlights



- We Have a Strong Brand and Differentiated Product Offering with a Significant Growth Opportunity
- **Led by a Seasoned Board and Reinforced Management Team**
- New Strategic Partner That Will Bring Substantial Value
- Recently Completed a Capital Raise and Restructured Balance Sheet
- On Clear Path to Profitability & Continuing With Asset Light Model

Board of Directors[1]



ALAN BOWERS
Chair of the Audit Committee
Independent Director



BOAZ ARBEL
Portfolio Managing Director Global University Systems



DANIEL RUDASEVSKI
Co-Founder &
Chief Growth Officer



EILEEN MOORE JOHNSON
Chair of Human Capital Management & Compensation Committee
Independent Director



RAFAEL MUSERI
Co-Founder & CEO



RICHARD STODDART
Chairman of the Board
Chair of Nominating & Corporate Governance Committee
Independent Director

To be Appointed
Nominee of 2029 Noteholders

To be Appointed
3 Nominees of Osprey

1. Final size and composition of the board and its committees is to be determined pending all nominations.

Selina's Leadership Team



RAFAEL MUSERI
Co-Founder & CEO



★ **BARBARA ZUBIRIA**
Chief Financial Officer



★ **GADI HASSIN**
Chief Operating Officer



★ **RAFAEL DEL CASTILLO**
Chief Revenue, Commercial & Marketing Officer



DANIEL RUDASEVSKI
Co-Founder & Chief Growth Officer



★ **EMILIO GRACIA**
Chief People Officer



★ **JONATHON GRECH**
Chief Legal Officer

★ Recently added team members with strong hospitality background
★ +20yrs of public company experience and corporate restructuring

Investment Highlights



We Have a Strong Brand and Differentiated Product Offering with a Significant Growth Opportunity

Led by a Seasoned Board and Reinforced Management Team

New Strategic Partner That Will Bring Substantial Value

Recently Completed a Capital Raise and Restructured Balance Sheet

On Clear Path to Profitability & Continuing With Asset Light Model

Osprey – Strategic Partner Overview

Overview of Osprey International Limited (Osprey)

- **Osprey is an affiliate of Global University Systems (GUS)**, a **prominent international network of higher education institutions** with a community of over **18 million students** and alumni worldwide
- GUS is **strongly diversified** across under- and post-graduate university/higher education courses, different disciplines and geographies, and has an **operating platform that has swiftly adapted to online tuition**
- The company is currently rated '**B' with a Stable Outlook by Fitch Ratings**, and **'B2' Stable by Moody's**, and achieved 32% revenue growth in financial year 2023
- **Osprey will have invested a total of $58m into Selina** through a combination of debt and equity[1]
- Osprey **will become a significant shareholder** and will have the **right to appoint a majority of Selina's board of directors**
- Osprey **sees the potential of Selina**'s hotel base and differentiation to drive **benefit to its student-base**
- Osprey has vast experience with **operational turn-arounds** and leading **strong commercial teams**

Strategic Relationship with Selina

Commercial Engine

➢ Selina and Osprey entered a **3-year commercial agreement** for services and benefits

Operational Know-how

➢ Benefit from Osprey's **extensive operational knowledge and experience**

Customer Base Synergies

➢ Opportunity to expand Selina's uses for educational purposes, with **Selina's network of properties** expected to **serve as global educational hubs for GUS**

1. See 6-K of the recently announced transaction for further details and breakdown.

Investment Highlights



- We Have a Strong Brand and Differentiated Product Offering with a Significant Growth Opportunity
- Led by a Seasoned Board and Reinforced Management Team
- New Strategic Partner That Will Bring Substantial Value
- **Recently Completed a Capital Raise and Restructured Balance Sheet**
- On Clear Path to Profitability & Continuing With Asset Light Model

Completed Capital Raise & Balance Sheet Restructuring

EQUITY INFUSION	DEBT REDUCTION	EXPECTED DEBT SERVICE PAYMENTS REDUCTION	MATURITY EXTENSION
$35.5m EQUITY ALREADY COMMITTED	**$52m** INITIAL DEBT REDUCTION	**$21m** REDUCTION IN CASH OUTFLOWS FOR	MATURITY OF A PORTION OF THE 2026 NOTES EXTENDED TO **2029** ON SENIOR NOTES
UP TO **$68m** TOTAL EQUITY INCLUDING OPTIONAL INVESTMENTS	WITH **$74m** MAXIMUM REDUCTION UPON CONVERSION OF REMAINING OSPREY NOTES	**2024**	+ **PIK** INTEREST (NO CASH OBLIGATIONS UNTIL MATURITY)

Investment Highlights



- We Have a Strong Brand and Differentiated Product Offering with a Significant Growth Opportunity
- Led by a Seasoned Board and Reinforced Management Team
- New Strategic Partner That Will Bring Substantial Value
- Recently Completed a Capital Raise and Restructured Balance Sheet
- **On Clear Path to Profitability & Continuing With Asset Light Model**

Path to Profitability - A Clear Path Forward

PORTFOLIO OPTIMIZATION	TOP LINE GROWTH & FLOW THROUGH	OVERHEAD REDUCTION
9 EXITED PROPERTIES IN 2023 ($4.7M IN UNIT-LEVEL OPERATING LOSS IN FY 23)	REVAMPING COMMERCIAL STRATEGY EXPECTED TO **DRIVE OCCUPANCY** TO **+65%** TARGET LEVELS	CONSIDERABLY **REDUCED CORPORATE OVERHEAD COSTS** BY OVER **$20m** IN LAST 12 MONTHS (ANNUALIZED)
3 EXITING PROPERTIES IN Q1'24 ($2.3M IN UNIT-LEVEL OPERATING LOSS IN FY 23)	REVENUE FLOW THROUGH AND COST CONTROLS EXPECTED TO **DRIVE UNIT LEVEL GOP MARGINS** TO **30% - 35%** TARGET LEVELS	
6.3% OF RENT REDUCTION ACHIEVED[1]		

1. Rent savings achieved vs 2024 contractual obligations (does not include the exited properties in the savings calculation)

Optimizing our Existing Hotel Portfolio



118
107
93 - 105
32
15
3 - 5
30
33
56
59
90 - 100
Dec.
2022
Current
Expected
H1'25
Low performing properties with long turnaround or high capex required.
Quicker turnaround properties
Performing properties

How We Are Scaling & Focusing on the Right Locations

- We have rightsized our portfolio by **exiting 9 properties in 2023** with an additional **3 being terminated** in Q1'24
- We will work on **remaining 15** low performing properties to **either exit** (where conditions of exit are favourable) **or accelerate their turn-around** plans
- An additional **33 properties** have **yet to reach their full potential and stabilize**, but have specific improvement plans in place

What Makes a Successful Selina

- **Higher percentage of shared rooms** - Australia, Panama, and Costa Rica are examples of the traditional Selina model which works best.
- **Successful F&B/Experience** with high contribution as % of Revenues - driving the Selina "**destination building strategy**"
- **Lower rent per key** - some urban prime locations above average. Working on reducing or creating a **blend of fix/variable rent**

Our Framework to Achieve Profitability - Key Drivers Matrix

Occupancy increase & Portfolio Rightsizing should drive Unit Level Performance. Together with Corporate Overhead reduction, targeting to drive FCF by 2025

	Occupancy	Unit Level Operating Profit/Loss (ULOP) (1)	Corporate Overhead Costs (COH)	ULOP-COH	Free Cash Flow Before Debt Service (FCF) (1)(3)
2023E	50%	$(12-14)m	$36-38m (17% of revenues)	$(48-52)m	$(48-55)m
2024E(2)	58%	$12-18m	$18-20m (7-10% of revenues)	$(8)-0m H1 negative - H2 Positive	$(20-25)m
2025E(2)	65%	$25-40m	$17-18m (7% of revenues)	$7-23m	$1-10m

Selina

(1) See definition on definition slide
(2) For key assumptions that we are basing the 2024 and 2025 forecast on, see slides 21, 22 and 23.
(3) See reconciliation for 2023 on p26. We have not provided a reconciliation of forecasted FCF before debt service to the most comparable IFRS financial measures for 2024 and 2025 as preparation of individual line item IFRS forecasts would require unreasonable efforts.

Our Framework to Achieve Profitability - Key Drivers Chart

$'s in millions



$36-38
$25-40
$17-18
($12-14)
$1-10
($48-55)
$40
$20
$0
($20)
($40)
($60)
2023E
2024E
2025E
Unit Level Profit/(Loss)
Corporate Expenses
Free Cash Flow before Debt Service

Occupancy Rate Trending Towards Target



Occupancy Rate
47%
46%
46%
50%
45%
11%
19%
26%
32%
35%
41%
45%
51%
51%
53%
49%
57%
51%
49%
50%
58%
Q12019
Q22019
Q32019
Q42019
Q12020
Q22020
Q32020
Q42020
Q12021
Q22021
Q32021
Q42021
Q12022
Q22022
Q32022
Q42022
Q12023
Q22023
Q32023
Q42023
Q1 2024E

Revamped Commercial Strategy

- More robust **marketing infrastructure** & comprehensive **distribution channel coverage**
- **Boost SEM strategy** and expand our capacity to work campaigns at scale
- Activate **metasearch channels** (Google, TripAdvisor, Trivago, Kayak)
- **Improve CRO** and consider outsourced model
- **Build Commercial Country Mgr/Director Toolkit**
- Expand **Bedbank distribution** channel
- **Web redesign** for SEO optimization and Loyalty relaunch
- PIT Management: "**Performance Improvement Team**" to help oversee the bottom quartile locations
- **Build on our partnership marketing success** (i.e. Corona, LG, etc)

Forecasted Unit Level Profit Improvement Drivers



in $m
(13)
7.0
18 - 24
0.5 - 1.8
(0.5) - (2.2)
12 - 18
FY 2023E
Exited/Exiting properties
Revenue
GOP
Rent and other exp.
FY 2024 Target

- **Portfolio optimisation** in 2023 should lead to immediate **reduction in Unit Level losses**: properties exited contributed with $7m loss in 2023
- **Higher occupancy** from new commercial and marketing strategy, **expected to lead to** incremental Unit Level profit through **revenue flow-through** and increased revenue from F&B and Experience
- **Additional GOP[1] improvement** after the successful **operational restructuring process** carried in 2023 & expected in 2024
- **Higher rent expense** in remaining properties **due to expansion** of some existing locations. **6.3% rent reduction achieved** vs contractual obligations in 2024

(1) Gross Operating Profit, see definition page for further details.

Corporate Overhead Evolution


% of Total Revenue
21%
17%
7-10%
7%
38M
37M
18-20M
17-18M
2022A
2023E
2024E
2025E

Corporate Overhead Reduction Actions:

- **Reduced payroll** expense and **considering outsourcing** certain functions, **continue right sizing** corporate overhead team
- Organizational structure: **empower regional teams** to own P&L
- Have **less reliance on centralized corporate teams**
- **Reduce incremental public company costs** after 18+ months of trading (D&O Insurance, cost of board, reporting)
- Reduced **HQ costs** (closed London and Madrid offices, subleasing part of Israel HQ, reducing Panama office)

Other Updates

Update on Fundraising & Other Liability Management

- Obtained shareholder authorization to issue new shares on March 26, 2024
- Aim to complete the fund raising as announced on January 26, 2024, with $15.4m left to complete our $20m target
- Continue reducing payables and/or enter payment plan agreements with vendors
- Continue to proactively address capital structure with goal to further reduce debt service costs and bring the total debt service to $18m in 2024

Update on Full Year 2023 Audited Financial Statements

- Due to timing of the capital raise and debt restructuring transaction closing, and engaging a new audit firm, BDO, we do not expect to file the Annual Report on Form 20-F by the April 30 deadline. We will communicate the planned timing once we have a firm completion date

NASDAQ Listing Considerations

- We have a plan to be compliant with NASDAQ Requirements by the September 2, 2024 deadline

Definitions

Management uses a number of operating and financial metrics, including the following key business metrics, to evaluate Selina's business, measure Selina's performance, identify trends affecting Selina's business, formulate financial projections and business plans, and make strategic decisions. Management regularly reviews and may adjust Selina's processes for calculating Selina's internal metrics to improve their accuracy.

We define our **occupancy rate** as the number of beds sold divided by the total number of open beds, over any given period.

Open beds reflects the total number of beds in inventory at opened properties at the end of any given period. As our properties have the ability to convert rooms into different bed configurations, the total number of open beds may fluctuate at any given location over any given period.

Average daily open beds is calculated as the total number of beds in inventory over any given period of time on a daily basis. This metric reflects Selina's daily accommodations capacity and is used in the calculation of occupancy rate.

The number of **open bedspaces** reflects the total number of bedspaces at opened properties at the end of any given period. Bedspaces is a metric we use to measure the potential sleeping capacity of a given property. It is a static capacity measure, and not one reflecting actual capacity in a given period. Every 5.5m^2 of accommodation (sleeping room) area in a property equals one bedspace. Our rooms are designed to be convertible into different modalities and with distinct bed configurations. We offer "Standard" accommodations with one double bed, "Twins" accommodations with two single beds, "Family" accommodations with space designed to accommodate up to four people, and "Community" accommodations with space designed to accommodate up to eight people. At the discretion of property managers, the double bed in a "Standard" accommodation can be replaced with a bunk bed for eight guests, for example. Accordingly, management views the number of bedspaces, instead of the number of physical beds, as the static measure of property capacity because it avoids potentially misleading fluctuations that would arise from the changing room configurations in any given property.

GOP is defined as revenue less the direct expenses related to the sale and operation of Rooms, F&B and Other; specifically, cost of goods sold, labor costs, marketing and sales costs, and operating expenses such as laundry, cleaning, linen, contract services, programming expenses, operating supplies and equipment ("OS&E"), utilities, security, etc.

Unit Level EBITDAR is defined as unit level earnings before interest, income taxes, depreciation and amortization and before rent (or similarly, GOP minus other non-operating unit level expenses such as property insurance and property taxes).

Unit-Level Operating Profit / (Loss) is defined as Unit Level EBITDAR minus Rent Expense.

EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization. **Adjusted EBITDA** is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. By applying IFRS 16, the impact of leases to our profit or loss statements is reflected as "depreciation expense on right-of-use assets" and "interest expense on lease liabilities" included within Finance Costs; the lease accounting does not impact EBITDA.

Free Cash Flow before Debt Service is defined as Operating Cash Flow, minus (i) repayment of lease liabilities; and (ii) net cash used in investing activities; plus (iii) non-recurring public company readiness costs; and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures. Free Cash Flow before Debt Service does not include i) repayment of partner loans (including interest payments) and ii) proceeds or repayment of any other loans (including interest payments), convertible loans, or any capital raising costs. Our investors and others are also encouraged to review the related IFRS financial measures and the reconciliation of EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service to their most directly comparable IFRS financial measures.

Free Cash Flow before Debt Service Reconciliation

	2023	2022	2021
Net cash used in operating activities	$(10m) – $(12m)	**$ (23.6)**	**$ (30.7)**
Add (deduct):			
Payment on lease liabilities	$(40m) – $(45m)	$ (44.4)	$ (24.8)
Net cash used in investing activities	$(5m) – $(7m)	(30.4)	(12.1)
Capital raising/IPO readiness costs	$7m – $8m	7.6	3.3
Proceeds from partner loans	$0m – $1m	18.0	17.1
Free Cash Flow before Debt Service	$(48m) – $(55m)	**$ (72.8)**	**$ (47.2)**

Selina